Exhibit 21.1

List of Subsidiaries of EVRAZ NORTH AMERICA LIMITED

As of June 30, 2014

Company	Country	Ownership percent
Camrose Pipe Corporation	Delaware	100%
CF&I Steel, L.P.	Delaware	89.52%
Colorado and Wyoming Railway Company	Delaware	100%
East Metals Services, Inc.	Delaware	100%
Evraz Claymont Steel, Inc.	Delaware	100%
Evraz Inc. NA Canada	Canada	51%
Evraz Materials Recycling, Inc.	Ontario, Canada	100%
Evraz Trade NA, LLC	Delaware	100%
General Scrap Inc.	Delaware	100%
General Scrap Partnership	Saskatchewan, Canada	100%
Genlandco Inc.	Manitoba, Canada	100%
Kar Basher of Alberta Ltd.	Alberta, Canada	100%
New CF&I, Inc.	Delaware	90%
New Gensubco Inc.	Manitoba, Canada	100%
Oregon Steel Mills Processing, Inc.	Delaware	100%
OSM Distribution, Inc.	Delaware	100%
Sametco Auto Inc.	Manitoba, Canada	100%
Viacaria 2 Ltd	England and Wales	100%
Canadian National Steel Corp.	Alberta, Canada	100%
Evraz Inc. NA	Delaware	100%
Oregon Feralloy Partners (JV)	Oregon	60%